SCHEDULE 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)*


Citizens Community Bancorp, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

174903104
(CUSIP Number)

December 13, 2008
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [x]  Rule 13d-1(b)
    [ ]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 174903104	SCHEDULE 13G
Page 2 of 7


1	Names of Reporting Persons

	Horwitz and Associates

	IRS Identification No. of Above Person (entities only)

	36-2708269

2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				N/A

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		N/A
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				N/A

		8	Shared Dispositive Power

			488,486

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	488,486

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	8.32%

12	Type of Reporting Person (See Instructions)

	BD , IA


	Page 3 of 7


1	Names of Reporting Persons



	IRS Identification No. of Above Person (entities only)



2	Check the Appropriate Box if a Member of a Group
			(a)	[ ]
			(b)	[ ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		United States

			5	Sole Voting Power



	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY			-0-
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH


		8	Shared Dispositive Power

				488,486

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	488,486

10	Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9



12	Type of Reporting Person (See Instructions)




 	Page 4 of 7


Item 1(a).	Name of Issuer.

	Citizens Community Bancorp

Item 1(b).	Address of Issuer?s Principal Executive Offices.

	2174 East Ridge Center, Eau Claire, WI 54701

Item 2(a).	Name of Person Filing.

	Horwitz and Associates

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	2610 Lkae Cook Road, Riverwoods, IL 60015

Item 2(c).	Citizenship.

	 Delaware
Item 2(d).	Title of Class of Securities.

	Common Stock

Item 2(e).	CUSIP Number.

	174903104

Item 3.	If this statement is filed pursuant to 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [x] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


SCHEDULE 13G	Page 5 of 7


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [x] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	a) amount beneficially owned

	488,486

	b) percent of class

	8.32%

	SCHEDULE 13G	Page 6 of 7


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

	N/A

Item 7.	Identification and Classification of the
Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

	Not applicable.

Item 8.	Identification and Classification of Members of
the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below, I, Gerald Horwitz, certifies that, to the best of my knowledge and belief, the securities referred to above on page two (2) and three (3) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



	SCHEDULE 13G	Page 7 of 7


Signature


	After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:

	Gerald A Horwitz/CEO Horwitz and Associates

	________________________




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)